UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Thoughtworks Holding, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

88546E105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, as may be set forth in the Notes in connection with the form of Schedule 13G).

1.	Names of Reporting Persons Turing EquityCo II L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 197,750,138
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 197,750,138

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 197,750,138
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 64.8%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

All percentages set forth on the cover pages hereto were calculated based on 305,117,043 shares of Common Stock outstanding as of November 11, 2021 as reported on the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 15, 2021.

1.	Names of Reporting Persons Apax IX GP Co. Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 197,750,138
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 197,750,138

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 197,750,138
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 64.8%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

All percentages set forth on the cover pages hereto were calculated based on 305,117,043 shares of Common Stock outstanding as of November 11, 2021 as reported on the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 15, 2021.

Item 1(a).	Name of Issuer

Thoughtworks Holding, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

200 East Randolph Street, 25th Floor

Chicago, Illinois 60601

Item 2(a).	Names of Persons Filing

This Statement is being jointly filed by Turing EquityCo II L.P. (“EquityCo II”) and Apax IX GP Co. Limited (“Apax IX GP” and, together with EquityCo II, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 11, 2022, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP for Equity Co II.

Royal Bank Place, Third Floor, 1 Glategny Esplanade, St. Peter Port, Guernsey, GY1 2HJ for Apax IX GP.

Item 2(c).	Citizenship

See responses to Item 4 on the cover pages hereto.

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value.

Item 2(e).	CUSIP Number

88546E105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on the cover pages hereto.

(b)	Percent of Class:

See responses to Item 11 on the cover pages hereto.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on the cover pages hereto.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover pages hereto.

EquityCo II holds the securities reported herein directly. Apax IX GP, through majority vote of its investment committee, shares voting and dispositive power over the reported securities held directly by EquityCo II and, accordingly, may be deemed the beneficial owner of such shares of Thoughtworks Holding, Inc. This Statement shall not be construed as an admission that the any individual member of the investment committee of Apax IX GP is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 11, 2022

TURING EQUITY CO. II L.P.

By:	TURING GP CO. LIMITED
Its:	General Partner

/s/ Gordon Purvis
Name:	Gordon Purvis
Title:	Director

APAX IX GP CO. LIMITED

/s/ Jeremy Latham
Name:	Jeremy Latham
Title:	Director